A

03014299

AB 6/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51255 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Senvest International, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue Suite 1300
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Katz, CFO (212) 977-1982
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company, LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022-5802 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 165

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 21 2003

## OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CFO

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SENVEST INTERNATIONAL LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2002 AND 2001

# SENVEST INTERNATIONAL LLC

TABLE OF CONTENTS

YOHALEM GILLMAN & COMPANY LLP

**Independent Auditor's Report**

Members
Senvest International LLC

We have audited the accompanying statements of financial condition of Senvest International LLC as of December 31, 2002 and 2001 and the related statements of operations, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
February 14, 2003

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

# SENVEST INTERNATIONAL LLC

STATEMENTS OF FINANCIAL CONDITION

| | DECEMBER 31, 2002 | DECEMBER 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Cash** | **$ 312,882** | $ 188,010 |
| **Securities owned** | | |
| Marketable, at market value | **21,265,133** | 31,835,037 |
| Not readily marketable, at estimated fair value | **943,455** | 2,239,656 |
| **Receivable from broker** | **2,498,796** | -.- |
| **Other assets** | **155,307** | 106,110 |
| | **$ 25,175,573** | $ 34,368,813 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Payable to broker | **$ -.-** | $ 5,223,688 |
| Securities sold, not yet purchased, at market value | **4,677,296** | 2,032,300 |
| Accounts payable and accrued expenses | **74,263** | 111,248 |
| Total liabilities | **4,751,559** | 7,367,236 |
| **Members' equity** | **20,424,014** | 27,001,577 |
| | **$ 25,175,573** | $ 34,368,813 |

*See accompanying notes.*

# SENVEST INTERNATIONAL LLC

## STATEMENTS OF OPERATIONS

| | YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | **2002** | 2001 |
| **Revenue** | | |
| Change in unrealized gain/loss on marketable securities | **$ (4,444,770)** | $ 2,899,414 |
| Loss on disposition of securities owned | **(6,236,723)** | (454,588) |
| Interest | **3,845** | 8,673 |
| Dividends | **72,339** | 218,403 |
| Total revenue | **(10,605,309)** | 2,671,902 |
| **Expenses** | | |
| Wages and benefits | **803,872** | 904,378 |
| Depreciation | **27,114** | 25,441 |
| Income taxes | **-.-** | 56,888 |
| Insurance | **2,856** | 4,683 |
| Interest | **182,346** | 390,330 |
| Office | **48,934** | 57,092 |
| Professional fees | **35,235** | 43,903 |
| Rent | **133,658** | 130,433 |
| Filing Fees | **4,706** | 26,284 |
| Telephone | **18,180** | 17,600 |
| Travel | **99,316** | 116,760 |
| Total expenses | **1,356,217** | 1,773,792 |
| **Net (loss) income** | **$ (11,961,526)** | $ 898,110 |

*See accompanying notes.*

# SENVEST INTERNATIONAL LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | YEAR ENDED DECEMBER 31, |
|---|---|
| **Balance - January 1, 2002** | **$ 27,001,577** |
| **Contributions** | **5,956,085** |
| **Distributions** | **(572,122)** |
| **Net loss** | **(11,961,526)** |
| **Balance - December 31, 2002** | **$ 20,424,014** |
| | |
| Balance - January 1, 2001 | $ 26,621,493 |
| Contributions | 4,040,726 |
| Distributions | (4,558,752) |
| Net income | 898,110 |
| Balance - December 31, 2001 | $ 27,001,577 |

*See accompanying notes.*

## SENVEST INTERNATIONAL LLC

STATEMENTS OF CASH FLOWS

| | YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | **2002** | 2001 |
| **Cash flows from operating activities** | | |
| Net income (loss) | **$ (11,961,526)** | $ 898,110 |
| *Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:* | | |
| Depreciation | **27,114** | 25,441 |
| *(Increase) decrease in operating assets:* | | |
| Securities owned, net | **11,866,105** | (1,340,511) |
| Other assets | **(70,736)** | 34,896 |
| Receivable from broker | **(2,498,796)** | -.- |
| *Increase (decrease) in operating liabilities:* | | |
| Payable to brokers | **(5,223,688)** | (537,413) |
| Securities sold, not yet purchased | **2,644,996** | 1,466,296 |
| Accounts payable and accrued expenses | **(36,985)** | (23,242) |
| Net cash (used in) provided by operating activities | **(5,253,516)** | 523,577 |
| **Cash flows from investing activities** | | |
| Acquisition of equipment | **(5,575)** | (4,458) |
| **Cash flows from financing activities** | | |
| Contributions from members | **5,956,085** | 4,040,726 |
| Distributions to members | **(572,122)** | (4,558,752) |
| Net cash provided by (used in) financing activities | **5,383,963** | (518,026) |
| **Increase in cash** | **124,872** | 1,093 |
| Cash at beginning of year | **188,010** | 186,917 |
| **Cash at end of year** | **$ 312,882** | $ 188,010 |

*See accompanying notes.*

# SENVEST INTERNATIONAL LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2002 AND 2001

NOT APPLICABLE

## 1. Organization and Business Activity

Senvest International LLC (the "Company"), a majority owned subsidiary of Senvest Capital, Inc. a Canadian concern traded on the Toronto Stock Exchange, was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of National Association of Securities Dealers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

## 2. Summary of Significant Accounting Policies

*Securities*

Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

*Income Taxes*

The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income.

*Use of Estimates in Financial Statements*

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2002 and 2001, as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Owned | Sold, Not Yet Purchased | Owned | Sold, Not Yet Purchased |
| Corporate stocks | $ 20,568,291 | $ 4,677,296 | $ 31,756,912 | $ 2,032,300 |
| Mutual funds | 10,842 | -.- | 78,125 | -.- |
| Corporate bonds | 686,000 | -.- | -.- | -.- |
| | $ 21,265,133 | $ 4,677,296 | $ 31,835,037 | $ 2,032,300 |

Securities not readily marketable include investment securities a) for which there is no market on a securities exchange or no independent publicly quoted market, b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2002 and 2001, the Company held equity positions in those securities estimated at a fair value of $943,455 and $2,239,656, respectively. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material.

### 4. Operating Lease

The Company occupies office space under a sublease agreement expiring March 31, 2007. Future minimum payments under this lease for the period ending March 31, 2007 are $121,556 each year through termination. Rent expense, including escalation charges for the years ended December 31, 2002 and 2001 amounted to $133,658 and $130,433, respectively.

### 5. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2002 and 2001 the Company's net capital ratio was .0048 to 1.0 and .0058 to 1.0, respectively and its net capital was $15,474,389 and $19,376,592 as compared with required net capital requirement of $100,000 in both years.

## 6. Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

| | 2002 | 2001 |
|---|---|---|
| *Supplemental Disclosure of Cash Flow Information* | | |
| Cash paid during the year for | | |
| Income taxes | $ -.- | $ 455 |
| Interest | 221,321 | 437,834 |

# SENVEST INTERNATIONAL LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

*(with 2001 comparative information)*

| | DECEMBER 31, 2002 | DECEMBER 31, 2001 |
|---|---|---|
| Total members' equity | $ 20,424,014 | $ 27,001,577 |
| Deductions and/or charges | | |
| Nonallowable assets | 1,248,962 | 2,495,965 |
| Net capital before haircuts on securities positions | 19,175,052 | 24,505,612 |
| Haircuts on securities | (3,700,663) | (5,129,020) |
| Net capital | 15,474,389 | 19,376,592 |
| Less: Minimum capital requirements | 100,000 | 100,000 |
| Excess net capital | $ 15,374,389 | $ 19,276,592 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | 2002 | 2001 |
|---|---|---|
| Accrued expenses and taxes payable | $ 74,262 | $ 111,248 |
| Aggregate indebtedness | $ 74,262 | $ 111,248 |
| Ratio of aggregate indebtedness to net capital | .0048:1.0 | .0058:1.0 |

# SENVEST INTERNATIONAL LLC

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III
DECEMBER 31, 2002 AND 2001

No material differences exist between the computation of net capital per FOCUS Report and the audit report Schedule III.

# SENVEST INTERNATIONAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2002

NOT APPLICABLE

YOHALEM GILLMAN & COMPANY LLP

**Independent Auditor's Report on Internal Control**

Members
Senvest International LLC

In planning and performing our audit of the financial statements of Senvest International LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Senvest International LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2002, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yohalem Gillman & Company LLP

New York, New York
February 14, 2003